SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F  X  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___ No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Matthew Karsh
Director of Corporate Communication, OTI	PortfolioPR
212 531 3247	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / mkarsh@portfoliopr.com

      OTI LAUNCHES EASYFUEL — WIRELESS SECURED CONTACTLESS PETROLEUM PAYMENT SOLUTION

      New Generation of Product Geared to U.S. & European Markets;Benefits
for Oil Companies, Fleets, Financial Institutions &Private Motorists

Cupertino, CA– June 11, 2003 –On Track Innovations Ltd (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions, today announced the commercial launch of its “EasyFuel” wireless solution for petroleum payment management and loyalty programs for oil companies, commercial transport and transportation fleets, and private motorists.

EasyFuel wireless solution represents the next generation of OTI’s Gasoline Management System. EasyFuel was developed with direct input from its potential customers, creating the ultimate solution for the U.S. and European markets, which are characterized by high cost capital expenditures and high cost labor. To meet these challenges, OTI developed EasyFuel, a totally wireless solution for gas stations, which dramatically reduces installation and maintenance costs, allowing for quick and easy deployment, with a rapid return on investment. The system was developed and tested during the past two years, and is based on OTI’s patented technology, allowing the RFID smart tag to work in both short and long-range situations.

The EasyFuel system has built-in strong benefits for the oil companies, commercial fleet operators, financial institutions, and private motorists. The oil companies build loyalty with fleet companies via long-term contracts, as well as with private motorists. The OTI solutions are easily integrated into existing hardware and software systems. The system allows for 24-hour non-attendant sales, as well as greater in-store purchases. Fleet companies eliminate non-authorized fueling and receive comprehensive billing and detailed operating information. The financial institutions benefit from new transaction fees and greater cash flows. Retail customers receive 24-hour, fast, cashless service and loyalty program rewards.

Oded Bashan, President and CEO of OTI Ltd, commented, “Increasingly, the world is moving in the wireless direction to provide greater convenience for consumers and vendors. We are excited about OTI’s new wireless EasyFuel solution because it extends this technology to the commercial arena.”

He continued, “EasyFuel was developed with the direct input of both oil companies and potential customers. By leveraging OTI’s extensive intellectual property and patents, we developed the combination of a strong technology platform and easy deployment, creating the ultimate fueling payment and loyalty solution. Our solution provides significant benefits for the oil companies, fleet operators, private motorists, and credit card issuing banks.”

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Several major oil companies, such as BP and Repsol, as well as commercial fleet companies, have adopted OTI’s solution for petroleum payment and fleet management in Africa, South America, and Europe. The fleet product has been operating in Africa via BP and Exel under the brand name FuelMaster, and currently includes approximately 500 gas stations and 40,000 vehicles. OTI recently announced that ABSA Bank, the largest commercial bank in South Africa, had joined the FuelMaster Express program, geared toward private motorists, providing access to over 400,000 motorists in ABSA’s fuel card program.

In 2002, over 26 million gallons (100 million liters) of fuel were dispensed through the FuelMaster System, for which OTI receives a volume-based fee and a monthly management fee for back-office service. The Company expects a total of approximately 45.2 million gallons (170 million liters) of fuel to be dispensed in 2003.

Mr.   Bashan concluded, “EasyFuel, like our product solutions for micropayments, parking, mass-transit ticketing, and ID and secure campuses, is another example of how OTI’s technology is improving the way we live and work. We look forward to reporting to you on our future developments and continued progress.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for micropayments, mass transit ticketing, parking, petroleum payment systems, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard, BP, EDS, First Data Resources, Xerox, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

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